225 South Lake Avenue, Suite 216

Pasadena, California 91101

March 1, 2021

VIA EDGAR

Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Guinness Atkinson Funds, File No. 811-08360 (the “Registrant”), Form N-14 (File No. 333-248959) on behalf of Guinness Atkinson Asia Pacific Dividend Builder Fund and Guinness Atkinson Dividend Builder Fund (the “Funds”) - Request for Acceleration

Dear Ms. Browning:

On September 22, 2020, the Registrant filed Form N-14 under the Securities Act of 1933, as amended (the “1933 Act”); subsequently, several amendments to that Form N-14 have been filed, most recently Pre-Effective Amendment No. 6 of Form N-14, which was filed on February 26, 2021 (Accession No. 0001398344-21-005169).

Pursuant to Rule 461 under the 1933 Act, the Registrant hereby requests that the Commission exercise its authority to accelerate the effective date of the Registration Statement to the earliest practicable date or March 1, 2021.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings review by SEC staff.

With respect to the Registrant’s request for acceleration of the effectiveness of the Registration Statement on Form N-14 with respect to the combinations of (1) Guinness Atkinson Asia Pacific Dividend Builder Fund with SmartETFs Asia Pacific Dividend Builder ETF, and (2) Guinness Atkinson Dividend Builder Fund with SmartETFs Dividend Builder ETF, the Registrant hereby makes the following representations to the Commission:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant respectfully requests that the Commission, having due regard to the public interest and the protection of investors, grant the Registrant’s request for acceleration of effectiveness of the Registration Statement.

Dated: March 1, 2021

/s/ James J. Atkinson

James J. Atkinson, President

Guinness Atkinson Funds

Registrant

March 1, 2021

VIA EDGAR

Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Guinness Atkinson Funds, File No. 811-08360 (the “Registrant”), Form N-14 (File No. 333-248959) on behalf of Guinness Atkinson Asia Pacific Dividend Builder Fund and Guinness Atkinson Dividend Builder Fund (the “Funds”) - Request for Acceleration

Dear Ms. Browning:

On September 22, 2020, the Registrant filed Form N-14 under the Securities Act of 1933, as amended (the “1933 Act”); subsequently, several amendments to that Form N-14 have been filed, most recently Pre-Effective Amendment No. 6 of Form N-14, which was filed on February 26, 2021 (Accession No. 0001398344-21-005169).

Pursuant to Rule 461 under the 1933 Act, Foreside Fund Services, LLC, the Funds’ Distributor, hereby requests that the Commission exercise its authority to accelerate the effective date of the Registration Statement to the earliest practicable date or March 1, 2021.

With respect to the Registrant’s request for acceleration of the effectiveness of the Registration Statement on Form N-14 with respect to the combinations of (1) Guinness Atkinson Asia Pacific Dividend Builder Fund with SmartETFs Asia Pacific Dividend Builder ETF, and (2) Guinness Atkinson Dividend Builder Fund with SmartETFs Dividend Builder ETF, Foreside Fund Services, LLC, the Funds’ distributor, hereby makes the following representations to the Commission:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Foreside Fund Services, LLC respectfully request that the Commission, having due regard to the public interest and the protection of investors, grant the Registrant’s request for acceleration of effectiveness of the Registration Statement.

Dated: March 1, 2021

/s/ Mark Fairbanks
Mark Fairbanks, Vice-President Foreside Fund Services, LLC Distributor, Guinness Atkinson Funds/SmartETFs

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